Exhibit 99.1

Claude Resources Inc. Intercepts 195.06 Grams of Gold per Tonne Over 2.29 Metres True Width in L62 Zone at Seabee Gold Operation

Trading Symbols

TSX - CRJ

NYSE Amex - CGR

SASKATOON, Jan. 16, 2012 /CNW/ - Claude Resources Inc. (TSX-CRJ; NYSE Amex-CGR) ("Claude" and or the "Company") today reported recent exploration results from its L62 discovery at the 100 percent owned and operated Seabee Gold Mine. The L62 deposit is located approximately 200 metres away from existing development in the hanging wall of the Seabee Mine.  The drilling was completed between September and December of 2011, with the results to be incorporated into an updated National Instrument 43-101 resource calculation anticipated in the first quarter of 2012.

The final drill results from the 2011 underground drill program are summarized in Table 1 and Figure 1.  Highlights of the L62 results released today include:

•	12.81 grams of gold per tonne over 6.70 metres true width (U11-649);

•	14.83 grams of gold per tonne over 5.19 metres true width (U11-650);

•	195.06 grams of gold per tonne over 2.29 metres true width (U11-651);

•	22.03 grams of gold per tonne over 4.41 metres true width (U11-661);

•	24.16 grams of gold per tonne over 5.71 metres true width (U11-663); and

•	27.06 grams of gold per tonne over 4.83 metres true width (U11-382).

Drilling intercepted economic grades and widths approximately 25 metres along strike and 125 metres up-dip from previous high grade intercepts. The L62 deposit is now interpreted to have an estimated strike length of up to 85 metres and a dip length of 400 metres. Drilling immediately down plunge encountered sporadic economic grades, with the geological structure considered open in all directions.

Table 1: Summary of significant L62 drill intercepts.
Hole #	North	East	Elevation	Grade g/T	True Width
U11-642	973.7	1020.2	-326.1	5.59	4.01
U11-649	955.0	1032.2	-356.4	12.81	6.70
U11-650	954.6	1030.8	-330.2	14.83	5.19
U11-651	953.0	1025.7	-306.1	195.06	2.29
Incl				567.34	0.76
U11-652	940.2	1051.5	-350.6	18.52	3.74
U11-654	939.3	1055.3	-373.1	30.35	2.35
U11-655	947.1	1066.6	-437.2	15.39	2.67
U11-657	946.5	1065.6	-528.9	10.49	5.53
Incl				108.13	0.50
U11-660	919.7	1109.9	-415.1	4.66	4.54
U11-661	923.3	1109.6	-446.0	22.03	4.41
Incl				100.40	0.94
U11-663	964.1	1044.1	-446.2	24.16	5.71
Incl				96.13	0.87
U11-665	959.9	1041.4	-509.1	5.60	1.79
U11-666	972.0	1028.8	-428.3	5.88	4.68
U11-364	941.5	1064.8	-667.2	10.96	1.90
U11-380	953.8	1041.8	-230.0	7.47	1.60
U11-382	938.8	1060.6	-360.3	27.06	4.83
Note: Intervals noted are true width, have been composited across the entire structure and are uncut. Composites presented herein meet a minimum 10 gram-metre product and 3 g/T gold. Locations referenced are midpoint of the composite.

Speaking today in Saskatoon, Brian Skanderbeg, Vice President, Exploration stated, "Since discovery during the second quarter of 2011, the L62 has been the focus of an aggressive exploration program and has grown rapidly. The Company commenced underground development towards the L62 in October, two months earlier than originally planned, and looks forward to incorporating the L62 into Seabee's production profile in the second half of 2012."

In 2011 at the Seabee Gold Operation, Claude drilled 56,000 metres underground and an additional 44,500 metres from surface, making significant discoveries at the Santoy Gap and L62. An updated Seabee Resource and Technical report, inclusive of both the Santoy Gap and L62 is in progress and planned for release during the first quarter of 2012.  Driven by the successes of the 2011 program, the Company plans to drill 130,000 metres at the Seabee Gold Operation, 70,000 metres regionally and 60,000 metres underground in 2012. The focus will be on expansion of the Santoy Gap, L62, Santoy 8 and Seabee deposits, as well as continued advancement of Neptune and other regional targets.

In addition to aggressive exploration efforts at the Seabee Project, Claude is conducting Phase II underground drilling at its 100 percent Madsen Property in Red Lake and continues to advance the Amisk Gold Project.

Please visit www.clauderesources.com for a longitudinal section and regional maps of the Seabee Gold Project.

Claude Resources Inc. is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR).  The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company's entire asset base is located in Canada. Its main revenue generating asset is the 100 percent owned Seabee Gold Operation, located in northern Saskatchewan. Since 1991, Claude has produced over 962,000 ounces of gold from the Seabee Gold Operation. Claude also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold Property in northeastern Saskatchewan.

Samples were assayed by Claude Resources Inc.'s non-accredited assay lab at the Seabee mine site. Duplicate check assays were conducted at site as well as at TSL Laboratories in Saskatoon. Results of the spot checks were consistent with those reported. Sampling interval was established by minimum or maximum sampling lengths and geological and/or structural criteria. 200 gram samples were pulverized until greater than 80 percent passes through 150 mesh screen. 30 gram pulp samples were then analyzed for gold by fire assay with gravimetric finish (0.01 grams per tonne detection limit). Brian Skanderbeg, P.Geo., Vice President, Exploration, Qualified Person, has reviewed the contents of this news release for accuracy.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCES ESTIMATES

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured," "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

%CIK: 0001173924

For further information:
Brian Skanderbeg P. Geo, Vice President, Exploration
Phone: (306) 668-7505
or
Neil McMillan, CEO and President
Phone: (306) 668-7505
Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 08:00e 16-JAN-12